Exhibit 99.1

Zapp EV Appoints Its First Authorised Reseller in Europe

Green Mopeds was founded in London in 2017 to help customers find the best eco friendly electric two-wheelers for urban mobility and commuting

LONDON, March 31, 2025 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has appointed Green Mopeds Ltd. (“Green Mopeds”) as its first authorised reseller of Zapp’s urban electric motorcycle, i300, throughout Great Britain.

Customers will be able to see i300 on display and arrange for test-rides from the Green Mopeds location in West London. In addition, Green Mopeds will provide delivery and after-sales support utilising Zapp’s proprietary drop-ship-direct-to-customer premium service model.

Zapp anticipates fulfilling orders for i300 from its newly opened micro-factory reference site, which can produce up to 21,500 units per year. From this strategic location in the Bangkok Free Trade Zone, Zapp plans to fulfil domestic orders within Thailand as well as export internationally into key markets in Asia and Europe following the recent announcement of homologation in the European Union. The Company also intends to replicate its cost-effective micro-factory in other regions with high demand for two-wheelers, including India, as additional resellers are appointed and demand grows.

David McIntyre, Chief Operating Officer of Zapp EV, said: “Appointing Green Mopeds to be the first authorised reseller for our award-winning i300 is fitting as a British brand and another significant achievement for our team. Like Zapp, Green Mopeds has a long history on two wheels and shares a common goal to improve urban mobility while going 100% electric. We look forward to working with Green Mopeds and other partners in Europe and Asia as we scale further.”

Jeremy Boorer, Director of Green Mopeds, added: “We pride ourselves on bringing the latest environmentally friendly electric motorcycles, mopeds and street-legal scooters to our customers across the country. Zapp’s mission is perfectly aligned with ours, and adding i300 to our product line-up introduces a new category of two-wheeler blending the performance usually found only in a step-over with the convenience of a step-through form factor that we expect will be popular with riders.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.